Filed Pursuant to Rule 424(b)(3)
Registration No. 333-162132

SUPERFUND GREEN, L.P. – SERIES A AND SERIES B SUPPLEMENT
DATED AUGUST 21, 2012 TO PROSPECTUS DATED MAY 8, 2012

JULY 2012 PERFORMANCE UPDATE

	JULY 2012	Year to Date	Total NAV 07/31/2012	NAV per Unit 07/31/2012

Series A	2.54%	-0.82%	$25,805,178	$1,295.77
Series B	3.40%	-0.85%	$27,043,455	$1,380.09

          * All performance is reported net of fees and expenses

Fund results for July 2012:

          The Fund’s trading strategies returned to positive territory in July as capital preservation was the primary goal for investors. Unsustainable debt in Spain had government officials considering all options including bailout, default, or even leaving the euro while Greece’s troika of creditors found the country to be falling short of budgetary targets required for their 240 billion euro rescue package. China’s growth slowed to 7.6%, a three-year low, prompting two rate cuts so far this year. Investors seeking refuge redirected cash into safe haven debt instruments, pushing yields to record lows. In the U.S., the Great Plains growing region is facing the worst drought since 1956. Less than one-third of the U.S. corn and soybean crop is in good condition, propelling both markets to all-time highs. The Fund’s short-term strategies produced mixed results with gains in interest rates and losses in metals.

          The Fund’s equity positions underperformed in July. Volatility persisted as the overhang of European economic difficulties and slowing global growth continued to weigh on markets. Spain’s Ibex35 (-4.0%) fell to its lowest point since 2003 while the Italian Mib40 (-3.0%) reached an all-time low, prompting regulators to reinstitute short-sale bans in both countries. In the U.S., the Dow (+1.1%) was supported by a drop in jobless claims and encouraging durable goods data. In China (+1.1%), slowing growth prompted a second cut to its key lending rate while Japanese stocks (-3.7%) lost ground, pressured by the yen’s appreciation.

          The Fund’s bond positions were profitable in July as investors poured money into safe-haven debt instruments despite record low yields. Spain remains at the center of Europe’s economic woes with 10-year bond yields reaching 7.75%, a euro-era record. In response, investment into German bunds increased, which twice touched a record low yield of 1.127%. British Long Gilts (+2.3%) also benefited from safe-haven inflows as Bank of England officials announced another 50 billion pounds in quantitative easing. Robust demand for the safety of U.S. debt drove 10-year and 30-year yields to record lows as well, at 1.379% and 2.4405% respectively.

          The Fund’s allocation to short-term interest rates generated positive returns in July as markets welcomed action from the European Central Bank (“ECB”) while looking to the U.S. Federal Reserve (the “Fed”) to follow suit. The ECB cut its benchmark lending rate to a record low of 0.75% and its overnight deposit rate to 0% in an effort to stave off recession. Speculation for further cuts drove the Euribor rate to a record low of 0.401%. Markets expect the Fed may now reconsider cutting the IOER (interest on excess reserves) from 0.25% in order to incentivize banks to reallocate reserves away from the Fed and into higher yielding areas. Anticipation for an IOER cut, coordinated with additional Fed tools, lifted Eurodollar futures.

          The Fund’s allocation to currencies produced moderate gains in July as global economic uncertainly drove money flows into safe-haven sovereign currencies at the expense of the euro. A permanent solution to the debt issues that plague southern Europe remained elusive, pushing the euro to a two-year low versus the U.S. dollar ($1.2043/euro). The yen maintained its favored status, up 7.2% since mid-March, while the Aussie dollar (+2.9%) also remained strong. The Canadian dollar (+1.5%) approached parity with its U.S. counterpart on relative economic outperformance.

          The Fund’s strategies produced strong returns in grains in July as the U.S. Midwest is experiencing its worst drought in nearly six decades. As of July 30th, only 25% of the crop was in good condition, the lowest since 1988. The USDA lowered yield estimates 12% to and is expected to make another significant cut in August. December corn gained 27% in July and is 59% higher since mid-June. It is likely that later maturing soybeans will be equally affected by the drought. The most active corn and soybean contracts posted all-time highs of $8.20 ½ and 16.91 ½ a bushel respectively.

          The Fund’s positions in the metals sector underperformed in July as Comex gold continued to trade in a narrow range and global instability hurt base metal demand. LME warehouse zinc (-1.9%) supplies surpassed one million metric tons for the first time in 17 years while copper imports to China fell to a 10-month low. Comex copper declined 2.1%, closing at $341.75/lb. Gold was confined to a 4.6% range as traders awaited signals from central bankers towards easing policies.

          The Fund’s allocation to the energy sector yielded disappointing results in July as crude oil mounted a rally from the dramatic decline over the last several months. Short-covering helped to start prices moving up early in the month as speculators sought to lock in gains. Rising political tensions between Israel and Iran helped to reinforce the rally with unrest in Syria increasing the likelihood of a near-term supply disruption. RBOB gasoline (+6.9%) and heating oil (+5.4%) moved up sharply in step with crude, in spite of ample supplies. Natural gas (+13.6%) rebounded further from lows as hot weather drove up cooling demand from utilities.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPERFUND GREEN, L.P. – SERIES A
JULY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended July 31, 2012)

JULY 2012

STATEMENT OF INCOME

Investment income, interest	$117

Expenses
Management fee	40,016
Ongoing offering expenses	21,630
Operating expenses	3,245
Selling Commissions	86,522
Other expenses	731
Incentive fee	—
Brokerage commissions	41,024

Total expenses	193,169

Net investment gain (loss)	(193,053)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(27,586)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	860,921

Net gain(loss) on investments	833,335

Net increase (decrease) in net assets from operations	$640,282

JULY 2012
STATEMENT OF CHANGES IN NET ASSET VALUE

Net assets, beginning of period	$25,411,134

Net increase (decrease) in net assets from operations	640,282

Capital share transactions
Issuance of shares	49,024
Redemption of shares	(295,261)

Net increase(decrease) in net assets from capital share transactions	(246,237)

Net increase(decrease) in net assets	394,045

Net assets, end of period	$25,805,178

NAV Per Unit, end of period	$1,295.77

SUPERFUND GREEN, L.P. – SERIES B
JULY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended July 31, 2012)

JULY 2012

STATEMENT OF INCOME

Investment income, interest	$(183)

Expenses
Management fee	41,937
Ongoing offering expenses	22,668
Operating expenses	3,400
Selling Commissions	90,674
Other expenses	536
Incentive fee	—
Brokerage commissions	65,444

Total expenses	224,659

Net investment gain(loss)	(224,842)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(262,764)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	1,378,042

Net gain(loss) on investments	1,115,278

Net increase (decrease) in net assets from operations	$890,436

JULY 2012
STATEMENT OF CHANGE IN NET ASSET VALUE

Net assets, beginning of period	$26,616,278

Net increase (decrease) in net assets from operations	890,436

Capital share transactions
Issuance of shares	56,983
Redemption of shares	(520,241)

Net increase (decrease) in net assets from capital share transactions	(463,258)
Net increase(decrease) in net assets	427,178

Net assets, end of period	$27,043,455

NAV Per Unit, end of period	$1,380.09

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.